PE 1/20/2015



NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

FEB 26 2015

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE



15005583

February 26, 2015

Frances S. Chang
PG&E Corporation
corporatesecretary@pge.com

Act: 1934
Section:
Rule: 14a-8 (DS)
Public
Availability: 2-26-15

Re: PG&E Corporation
Incoming letter dated January 20, 2015

Dear Ms. Chang:

This is in response to your letter dated January 20, 2015 concerning the shareholder proposal submitted to PG&E by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 26, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated January 20, 2015

The proposal requests that the board adopt a policy that the chairman shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship.

We are unable to concur in your view that PG&E may exclude the proposal under rule 14a-8(i)(3). You have expressed your view that the proposal is vague and indefinite because it does not explain whether a director's stock ownership in accordance with the company's stock ownership guidelines is a permissible "financial connection." Although the staff has previously agreed that there is some basis for your view, upon further reflection, we are unable to conclude that the proposal, taken as a whole, is so vague or indefinite that it is rendered materially misleading. Accordingly, we do not believe that PG&E may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We note that PG&E did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Pacific Gas and Electric Company®

Frances S. Chang
Attorney at Law
Law Department

Law Department
77 Beale Street, B30A
San Francisco, CA 94105

Mailing Address:
P. O. Box 7442
San Francisco, CA 94120

415.973.3306
Fax: 415.973.5520
frances.chang@pge.com

January 20, 2015

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PG&E Corporation—Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934 and Request for No-Action Ruling—Proposal from John Chevedden

Ladies and Gentlemen:

PG&E Corporation, a California corporation, submits this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the Exchange Act), to notify the Securities and Exchange Commission (the Commission) of PG&E Corporation's intent to exclude a shareholder's proposal (with the supporting statement, the Proposal) from the proxy materials for PG&E Corporation's 2015 Annual Meeting of Shareholders (the 2015 Proxy Materials) pursuant to Rule 14a-8(i)(3) and Rule 14a-9 because the Proposal is impermissibly vague and indefinite so as to be materially false and misleading.

PG&E Corporation asks that the staff of the Division of Corporation Finance of the Commission (Staff) confirm that it will not recommend to the Commission that any enforcement action be taken if PG&E Corporation excludes the Proposal from its 2015 Proxy Materials as described below.

In accordance with Rule 14a-8(j), a copy of this letter and its attachments is being provided to the Proponent.[1] The letter informs the Proponent of PG&E Corporation's intention to omit the Proposal from its 2015 Proxy Materials. As described below, PG&E Corporation also believes there is good reason for the Commission to waive the Rule 14a-8(j) deadline for companies to submit notices of their intent to exclude a Rule 14a-8 proposal.

I. THE PROPOSAL

The Proposal is dated November 28, 2014 and was received from Mr. John Chevedden (the Proponent) at PG&E Corporation's principal executive offices on that date. The "resolved" clause reads as follows:

> Resolved: Shareholders request that the Board of Directors adopt a policy that the Chairman of our Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial

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[1] Because this request is being submitted electronically, PG&E Corporation is not submitting six copies of the request, as otherwise specified in Rule 14a-8(j).

> professional, familial or financial connection to the company or its CEO is the directorship. Our board would have discretion to deal with existing agreements in implementing this proposal. Our board would have discretion to encourage any person who had contract rights that might delay full implementation of this proposal to voluntarily waive such contract rights for the benefit of shareholders. This policy should allow for policy departure under extraordinary circumstances such as the unexpected resignation of the chair.

A copy of the Proposal and related correspondence is included in Exhibit A.

II. ANALYSIS

A. The Proposal Is so Vague and Indefinite as to be Materially False and Misleading, and May Be Excluded Pursuant to Rule 14a-8(i)(3).

Under SEC Rule 14a-8(i)(3), a company may exclude all or portions of a proposal and supporting statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules. By extension, this includes proposals that are impermissibly vague and indefinite such that they are materially false or misleading, in contravention of Rule 14a-9. Staff has specifically recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

Applying this principle, on numerous occasions Staff has agreed with the exclusion of a shareholder proposal where the proposal failed to define key terms or otherwise failed to provide necessary guidance on its implementation. In these circumstances, because neither the company nor the shareholders would be able to determine with any reasonable certainty what actions or measures the proposal requires, Staff concurred that such proposals were impermissibly vague and indefinite, and excludable under Rule 14a-8(i)(3).[2]

Several of these no-action letters (NALs) deal directly with vagueness surrounding the definition of "independence" in proposals where that concept is a key element.[3] For

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[2] *See, e.g.*, NALs for *AT&T Inc.* (avail. Feb. 21, 2014) (proposal requested board review of company policies and procedures relating to the "directors' moral, ethical and legal fiduciary duties and opportunities" to ensure the protection of privacy rights; company argued that proposal did not adequately describe or define "moral, ethical and legal fiduciary"); *Moody's Corp.* (avail. Feb. 10, 2014) (proposal requested a board report regarding the feasibility and relevance of incorporating ESG risk assessments into the company's credit rating methodologies; company argued that the proposal did not adequately define "ESG risk assessments").

[3] *See, e.g.*, NALs for *PG&E Corporation* (avail. Mar. 5, 2009) (excluding proposal requesting independent lead director, where "independence" was defined in part by reference to the independence standard adopted by the Council of Institutional

example, in an NAL provided to Abbott Laboratories (Abbott) on January 13, 2014, Staff agreed that the company could exclude a proposal requesting that the board adopt a bylaw requiring an independent lead director, where the standard of independence was someone "whose directorship constitutes his or her only connection" to the company. Staff agreed that, "in applying this particular proposal to Abbott, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Abbott's NAL request noted, in particular, uncertainty regarding whether the term "connection" would encompass directors' status as Abbott stockholders. This vagueness was particularly problematic because all non-employee directors of Abbott receive grants of restricted stock units and also are required to hold Abbott shares pursuant to stock ownership guidelines. Abbott noted that the proposal would have the effect of disqualifying all of Abbott's directors from serving as independent lead director to the extent that compliance with the guidelines and receipt of equity-based compensation could be considered a "connection" to the company.

Similarly, in an NAL issued to Pfizer Inc. (Pfizer) on December 22, 2014, Staff agreed that the company could exclude a proposal requesting an independent Chairman of the Board, where the standard of independence was someone who was not a current or former employee and "whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship." As in the Abbott NAL, Staff noted that "in applying this particular proposal to Pfizer, neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Pfizer's NAL request specifically noted that it is not clear what would constitute a "nontrivial financial connection" that would compromise director independence if the Proposal were adopted, especially given the fact that Pfizer's non-employee directors are subject to stock ownership guidelines and therefore have a financial connection to the company. Pfizer noted that, under the terms of the Proposal, Pfizer could not determine whether all of its non-employee directors, by virtue of compliance with the stock ownership guidelines, would be disqualified from serving as Chairman.

The Proposal is similar to the proposal that was excluded by Abbott and substantially identical to the proposal submitted to Pfizer by the Proponent. The potential uncertainties regarding application of the Proposal are likewise similar to the uncertainties discussed with respect to proposals submitted to Abbott and Pfizer.

- As in Abbott and Pfizer, the Proposal's definition of "independence" turns on the existence of a "connection" between the director and the company.

Investors (CII), which standard was paraphrased as "a person whose directorship constitutes his or her only connection to the corporation"); *PG&E Corporation* (avail. Mar. 7, 2008) (excluding proposal requesting independent lead director, where "independence" was defined by referencing the definition established by the CII); *The Boeing Corporation* (avail. Feb. 10, 2004) (excluding proposal requesting an independent chairman, and "independent" was defined in reference to the 2003 CII definition).

- As in Abbott and Pfizer, all PG&E Corporation non-employee directors are likely to also be PG&E Corporation shareholders, or become PG&E Corporation shareholders shortly after election to the Board.

    - PG&E Corporation non-employee directors receive annual stock-based compensation, pursuant to the applicable long-term incentive plans (LTIPs). In 2014, PG&E Corporation non-employee directors received restricted stock units with a grant date value of $105,000, pursuant to the PG&E Corporation 2006 LTIP.. For 2015, PG&E Corporation non-employee directors are expected to receive grants of restricted stock units with a grant date value of $120,000, as specified in the 2014 LTIP. In general, these grants vest at the end of the director's one-year elected term.

    - PG&E Corporation has formal director stock ownership guidelines (Ownership Guidelines),[4] which provide that any director who has served for at least five years is expected to hold shares of PG&E Corporation common stock with a cash value that is at least five times the then-current annual retainer for director service. Compliance is measured at the end of each calendar year. For 2015, the annual retainer is $70,000, so the relevant threshold will be $350,000 worth of PG&E Corporation common stock as of December 31, 2015. The Ownership Guidelines were initially adopted for the purpose of more closely aligning the interest of directors and shareholders.

    - Directors also may independently choose to acquire additional shares of PG&E Corporation common stock.

Because it is unclear whether stock ownership is a "connection" that is covered by the Proposal's definition of "independence," and it is equally unclear what level of "connection" is sufficiently "nontrivial" to jeopardize a director's ability to serve as a an independent Chairman of the Board as defined by the Proposal, shareholders and PG&E Corporation cannot determine how the Proposal would be implemented, including whether any of the following categories of directors could qualify to serve as an "independent Chairman" under the Proposal:

- Any director that has been in office long enough to have been granted LTIP awards (unvested restricted stock units) as director compensation.

- Any director that has been in office long enough to have owned vested LTIP awards (vested restricted stock units) that had been provided as director compensation.

- Any director who has served at least five years and (presumably) holds sufficient PG&E Corporation stock to comply with the Ownership Guidelines.

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[4] These stock ownership guidelines are set forth in PG&E Corporation's Corporate Governance Guidelines. The Ownership Guidelines were initially adopted in 2010 and contain a five-year phase-in period, and therefore become effective on the earlier of December 10, 2015, or five years after the director's election to the Board.

Shareholders, when confronted with this Proposal, cannot know how their vote will affect the ability of such categories of directors to serve as Chairman of the Board. Similarly, if the Proposal is approved, PG&E Corporation will not be able to determine who is qualified to serve as Chairman.

Further, assuming that compliance with the Ownership Guidelines would create a "nontrivial connection" as described in the Proposal, that fact would create tension between the Proposal's purpose of improving corporate governance and the Ownership Guidelines' intent to more closely align the interest of directors and shareholders. Both are potentially significant issues in which shareholders may want to voice an opinion. However, the language of the Proposal is so vague that shareholders cannot determine whether this potential conflict is being placed in front of them for consideration.

PG&E Corporation acknowledges that several NALs have not permitted exclusion pursuant to Rule 14a-8(i)(3) of proposals that used terms such as "connection" and "nontrivial" in the definition of "independence." For example, in the NAL for *Mylan, Inc.* (avail. Jan. 16, 2014), Staff opined that the company's proxy statement should include a proposal requiring that the chairman's "only nontrivial professional, familiar or financial connection to the corporation or its CEO [be] the directorship." The company argued generally that the proposal's language – including, specifically, the terms "nontrivial" and "connections" – was subject to multiple interpretations with respect to implementation. However, Staff felt that Mylan did not demonstrate objectively that the proposal was materially false or misleading.[5]

By contrast, Abbott, Pfizer and PG&E Corporation have provided concrete examples of how these vague and indefinite terms create specific, materially false and misleading misunderstandings that could at a minimum create confusion among shareholders regarding what measures or actions are required by the Proposal, and also could go so far as to create shareholder expectations that are different from the Proposal's intent. For example, before voting, shareholders should be able to understand whether voting for the Proposal would require the Chairman of the Board to, among other things, (1) divest himself or herself of all PG&E Corporation common stock, (2) seek a waiver from the Ownership Guidelines or, alternatively, have less than five years of service on the Board and thus not be subject to the Ownership Guidelines, and/or (3) refuse to accept the annual LTIP grants.

The Proposal asks PG&E Corporation's shareholders to vote on matters relating to independence of the Chairman, without providing enough information for shareholders to understand exactly how, among other things, a director's stock holdings, stock-based compensation, tenure on the Board, or compliance with the Ownership Guidelines may affect his or her ability to serve as Chairman. PG&E Corporation shareholders cannot be expected to make an informed decision on the merits of the Proposal without understanding what they are voting on. Accordingly, we believe the Proposal is so

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[5] *See also, Aetna Inc.* (avail. Mar. 1, 2013) (proposal and company argument similar to those in *Mylan, Inc.;* Staff believed that Rule 14a-8(i)(3) did not provide grounds for exclusion).

vague and indefinite as to be materially false and misleading, and that the Proposal may be excluded pursuant to Rule 14a-(8)(i)(3). Such action would be consistent with Staff positions in prior NALs.

B. There is Good Cause to Waive Rule 14a-8(j) 80-day Submission Deadline.

PG&E Corporation further requests that Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j) provides that if a company intends to exclude a Rule 14a-8 proposal, it must submit reasons why it intends to exclude a Rule 14a-8 proposal to the Commission no later than 80 calendar days before the company files its definitive proxy materials. However, the Commission may waive the 80-day deadline if the company demonstrates good cause for missing the deadline if the company demonstrates good cause for missing the deadline. As noted above, the Staff in Pfizer very recently concurred in the exclusion of a proposal nearly identical to the Proposal on the same grounds as are set forth herein. Accordingly, PG&E Corporation believes that it has "good cause" for its inability to meet the 80 day requirement, and PG&E Corporation respectfully requests that the Staff waive the 80-day requirement with respect to this letter.

III. CONCLUSION

As discussed above, we believe that the Proposal may be excluded from the 2015 Proxy Materials pursuant to SEC Rule 14a-8(i)(3). By this letter, we request confirmation that Staff will not recommend enforcement action to the Commission if PG&E Corporation excludes the Proposal from its 2015 Proxy Materials.

We would appreciate a response from Staff by February 25, 2015, to provide PG&E Corporation with sufficient time to finalize and print its 2015 Proxy Materials.

Consistent with Staff Legal Bulletin No. 14F (dated October 18, 2011), I would appreciate it if Staff would send a copy of its response to this request to me by e-mail at CorporateSecretary@pge.com when it is available. The Proponent has provided the following e-mail address to us for communications: *** FISMA & OMB Memorandum M-07-16 ***

If you have any questions regarding this request or desire additional information, please contact me at (415) 973-3306.

Very Truly Yours,



Frances S. Chang

Attachments: Exhibit A

cc: Linda Y.H. Cheng, PG&E Corporation
John Chevedden (via e-mail at *** FISMA & OMB Memorandum M-07-16 ***

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Ms. Linda Y.H. Cheng
Corporate Secretary
PG&E Corporation (PCG)
77 Beale Street
San Francisco, California 94177
PH: 415-267-7000
FX: 415-267-7267
FX: 415-817-8225
FX: 415-973-8719

Dear Ms. Cheng,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

November 25, 2014
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Frances S. Chang <fsc5@pge.com>

[PCG: Rule 14a-8 Proposal, November 28, 2014]

Proposal 4 – Independent Board Chairman

Resolved: Shareholders request that the Board of Directors adopt a policy that the Chairman of our Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. Our board would have discretion to deal with existing agreements in implementing this proposal. Our board would have discretion to encourage any person who had contract rights that might delay full implementation of this proposal to voluntarily waive such contract rights for the benefit of shareholders. This policy should allow for policy departure under extraordinary circumstances such as the unexpected resignation of the chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix. This proposal topic, sponsored by Ray T. Chevedden, won 55% support at Sempra Energy.

A weak or compromised Lead Director is a good argument for adopting an independent board chairman policy. Lead Director Barry Lawson Williams had the longest tenure of any of our directors – 18-years. Long-tenure can negatively impact director independence.

Mr. Williams was also negatively flagged by GMI Ratings, an independent investment research firm, due to his involvement with 2 bankruptcies. Mr. Williams was on the PG&E board when it filed for bankruptcy in 2004 and the Dex One Corporation (R.H. Donnelley Company) board when it filed for bankruptcy in 2009. Maryellen Herringer, who chaired our nomination committee, may have had a role in the selection of Mr. Williams. Ms. Herringer received the highest negative vote of any PG&E director.

Our clearly improvable corporate governance (as reported in 2014) is an added incentive to vote for this proposal:

GMI said PG&E was charged with 12 pipeline safety violations by the U.S. government for a 2010 natural gas explosion that killed 8 people and left a crater the size of a house. The grand jury indictment charged PG&E with knowingly and willfully violating the Natural Gas Pipeline Safety Act by failing to test and assess unstable pipelines to determine whether they could fail. PG&E was also charged with keeping incomplete and inaccurate records about the pipeline that exploded. PG&E was also flagged for its failure to utilize an environmental management system or to seek International Organization for Standardization 14001 Certification for some or all of its operations.

Anthony Earley was given $10 million in 2013 Total Summary Pay. Rosendo Parra was another negatively flagged director due to his service on the NII Holdings board when it filed for its 2014 bankruptcy.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



Linda Y.H. Cheng
Vice President,
Corporate Governance
and Corporate Secretary

77 Beale Street, 24th Floor
Mail Code B24W
San Francisco, CA 94105

415.973.8200

December 3, 2014

VIA E-MAIL*** FISMA & OMB Memorandum M-07-16*** and UPS

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

This will acknowledge receipt on November 28, 2014 of a shareholder proposal and supporting statement (the "Proposal") submitted by you for consideration at PG&E Corporation's 2015 annual meeting.

The Securities and Exchange Commission's (SEC's) regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC, Division of Corporate Finance, 100 F Street, NE, Washington, D.C. 20549.

SEC Rule 14a-8, Question 2 specifies that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted. If the shareholder is not a registered holder, the shareholder must prove eligibility to submit a proposal by either (1) submitting to the company a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, the shareholder continuously held the required securities for at least one year, or (2) submitting to the company (a) appropriate filings on Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, including amendments and updated forms, reflecting the shareholder's ownership of shares as of, or before, the date on which the one-year eligibility period begins, and (b) the shareholder's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

SEC staff guidance indicates that, with respect to item (1) above, the "record" holder providing proof of ownership must be a "participant" in the Depository Trust Company (or DTC), or an affiliate of a DTC participant. If the DTC participant or affiliate does not know the shareholder's specific holdings, then it will be acceptable to provide ownership letters from both the DTC participant (or affiliate) and the shareholder's bank, broker, or other securities intermediary. The letter from the shareholder's broker or bank or other securities intermediary should confirm the shareholder's ownership, and the other letter from the DTC participant (or affiliate) should confirm the broker, bank, or other security intermediary's ownership.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy the SEC eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problem. According to Rule 14a-8, paragraph (1) under Question 6, the shareholder's reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

If within the 14-day limit the Corporation does not receive the required confirmation of ownership, the Corporation intends to omit the Proposal from the Corporation's 2015 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, this letter does not address whether the Proposal could be omitted from the Corporation's proxy statement on other grounds. If within the 14-day timeframe you adequately correct the eligibility defect described above, the Corporation reserves the right to omit the Proposal if a valid basis for such action exists.

Sincerely,



Vice President, Corporate Governance
and Corporate Secretary

LYHC:jls

Personal Investing P.O. BOX 770001 CINCINNATI, OH 45277-0045



PCG
Post-it® Fax Note 7671 | Date 12-4-14 | # of pages ▸
To Linda Y. H. Cheng | From John Chevedden
Co./Dept. | Co.
Phone # | Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 415-973-8719 | Fax #

December 4, 2014

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100.000 shares of Timken Company (CUSIP: 887389104, trading symbol: TKR), no fewer than 90.000 shares of FirstEnergy Corp. (CUSIP: 337932107, trading symbol: FE), no fewer than 100.000 shares of Con Way, Inc. (CUSIP: 205944101, trading symbol: CNW) and no fewer than 200.000 shares of Intel Corp. (CUSIP: 458140100, trading symbol: INTC) since June 1, 2013 (in excess of eighteen months).

I can also confirm that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 200.000 shares of Manitowoc Company (CUSIP: 563571108, trading symbol: MTW) since November 19, 2013 (in excess of twelve months), no fewer than 80.000 shares of Pacific Gas and Electric Company (CUSIP: 69331C108, trading symbol: PCG) since November 1, 2013 (in excess of thirteen months) and no fewer than 50.000 shares of Anthem, Inc. (CUSIP: 035752103, trading symbol: ANTM) since September 20, 2013 (in excess of fourteen months).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W422554-03DEC14